UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 17)*

DryShips Inc.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SPII Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q705

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2109Q705

This Amendment No. 17 (“Amendment No. 17”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by SPII Holdings Inc., a Marshall Islands corporation (“SPII”), Sierra Investments Inc., Mountain Investments Inc., and Mr. George Economou (“Mr. Economou”) on September 5, 2017 (the “Original Schedule 13D”), as amended on October 6, 2017 (“Amendment No. 1”), March 15, 2018 (“Amendment No. 2”), May 16, 2018 (“Amendment No. 3”), June 11, 2018 (“Amendment No. 4”), June 18, 2018 (“Amendment No. 5”), August 21, 2018 (“Amendment No. 6,”), September 4, 2018 (“Amendment No. 7”), September 19, 2018 (“Amendment No. 8”), October 1, 2018 (“Amendment No. 9”), November 8, 2018 (“Amendment No. 10”), November 19, 2018 (“Amendment No. 11”), November 27, 2018 (“Amendment No. 12”), December 7, 2018 (“Amendment No. 13”), December 17, 2018 (“Amendment No. 14”), June 13, 2019 (“Amendment No. 15”), and August 19, 2019 (“Amendment No. 16”, and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, and Amendment No. 16, when taken together, are the “Initial Statement”).

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented by adding the following:

On October 9, 2019, a special meeting of the stockholders of DryShips Inc. (“Issuer”) was held at 4:00 p.m. (Greece time) at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece.  At the special meeting, the stockholders of Issuer authorized and approved that certain agreement and plan of merger, dated as of August 18, 2019 (the “Merger Agreement”), by and among SPII, Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and wholly-owned subsidiary of SPII (“Merger Sub”), and Issuer, pursuant to which Merger Sub will be merged with and into Issuer (the “Merger”), with Issuer continuing as the surviving company and becoming a wholly owned subsidiary of SPII.

On October 11, 2019, Issuer and Merger Sub filed Articles of Merger with a Registrar of Corporations of the Republic of the Marshall Islands, which were registered by such Registrar of Corporations of the Republic of the Marshall Islands on October 11, 2019, pursuant to which the Merger became effective on October 11, 2019 (the “Effective Time”).

At the Effective Time, each common share, par value $0.01 per share, of Issuer (collectively, the “Common Shares”) issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive US$5.25 per Common Share, without interest and net of any applicable withholding taxes, except for any Common Shares that, as of immediately prior to the effective time of the Merger, were (i) held by SPII or any subsidiary of SPII or (ii) held by Issuer as treasury stock or by any of Issuer’s subsidiaries, which Common Shares were canceled, and no payment was made with respect to such Common Shares.

Upon the consummation of the Merger, Issuer became a wholly-owned subsidiary of SPII and the separate corporate existence of Merger Sub ceased. On October 11, 2019, Issuer notified NASDAQ of the completion of the Merger and requested that trading in the Common Shares be suspended and that NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25, thereby commencing the process of delisting and deregistering the Common Shares. Issuer intends to suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act and to deregister the Company Shares under Section 12(g) of the Exchange Act by filing a certification and notice on Form 15 with the SEC as soon as practicable. Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

There are no other changes to Item 4 from the Initial Statement.

Item 5.  Interest in Securities of the Issuer

(a)-(b)   As of the date of this Amendment No. 17, neither SPII nor Mr. Economou (collectively, the “Reporting Persons”) beneficially owns any Common Shares or has any voting power or dispositive power over any Common Shares following the consummation of the Merger as all such shares were cancelled in connection therewith.

(c)           Except as set forth in Item 4 of this Amendment No. 17, none of the Reporting Persons has effected any transactions in the Common Shares during the past 60 days.

(d)          Not applicable.

(e)          October 11, 2019

Item 7.  Materials to be Filed as Exhibits

Exhibit A. Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2019
(Date)

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

GEORGE ECONOMOU*

/s/ George Economou
(Signature)

* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated October 11, 2019 relating to the Common Shares, par value $0.01 per share, of DryShips Inc. shall be filed on behalf of the undersigned.

SPII HOLDINGS INC.

BY: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

GEORGE ECONOMOU

/s/ George Economou
(Signature)